Exhibit 99.28

News Release

NORBORD REPORTS FIRST QUARTER 2015 RESULTS; DECLARES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated. Results reflect Norbord’s Q1 2015 standalone performance; combined results reflecting the March 31, 2015 merger with Ainsworth will commence in Q2 2015.

Q1 2015 HIGHLIGHTS

•	Merger with Ainsworth completed on March 31, 2015

•	Ainsworth $315 million bonds refinanced in April at 6.25% coupon

•	Adjusted EBITDA of $10 million

•	Record quarterly production at Joanna, South Carolina mill

•	Margin improvement program gains of $7 million

•	Declared quarterly dividend of CAD $0.25 per share

TORONTO, ON (May 1, 2015) – Norbord Inc. (TSX: NBD) today reported Adjusted EBITDA of $10 million in the first quarter of 2015 compared to $15 million in the fourth quarter of 2014 and $27 million in the first quarter of 2014. The change versus both comparative periods is primarily due to lower North American benchmark oriented strand board (OSB) prices. North American operations generated Adjusted EBITDA of $6 million in the quarter, unchanged from the prior quarter and compared to $17 million in the same quarter last year. European operations delivered Adjusted EBITDA of $7 million in the quarter versus $11 million in the prior quarter and $13 million in the same quarter last year.

“Our first quarter results reflect continued weak North American OSB prices and another severe winter that held back homebuilding activity and OSB demand,” said Peter Wijnbergen, Norbord’s President and CEO. “Still, our operations continued to deliver manufacturing cost reductions and margin improvement program gains, even as we curtailed production at several mills in response to lower-than-expected demand. In spite of the slower start to the year, US housing starts are forecasted to reach the 1.15 million range for 2015, supporting my belief that OSB demand will continue to increase as the year unfolds. The impact of lower oil prices on resin and the benefit of a weaker Canadian dollar for our now larger portfolio of Canadian mills will provide a cost advantage in the quarters ahead.”

“In Europe, our financial results were impacted by continued pressure on OSB prices and the weaker Euro. However, the lower prices are accelerating substitution against plywood and we continue to increase our sales volumes in our key markets such as the UK where housing starts and home sales are improving.”

“Finally, we are pleased to have completed the merger with Ainsworth, making Norbord a leading global wood products company active on three continents. Our integration efforts are well underway and we are implementing our plan to realize the annual synergies target of $45 million.”

Norbord recorded a loss of $6 million or $0.11 per share (basic and diluted) in the first quarter of 2015 compared to earnings of $3 million or $0.06 per share (basic and diluted) in the prior quarter and earnings of $7 million or $0.13 per share (basic and diluted) in the first quarter of 2014. Reported earnings in the current and comparative quarters included the following one-time items:

$ millions	Q1-2015	Q4-2014	Q1-2014
Earnings before one-time items	(2)	1	7
Costs related to Ainsworth merger	(4)	(5)	—
Non-recurring income tax recoveries	—	7	—

Earnings, as reported	(6)	3	7

Market Conditions

In North America, March year-to-date US housing starts were up 4% versus the same period in 2014. Permits were 8% higher year-over-year. Single family starts, which use approximately three times more OSB than multi-family, increased by 5%. The consensus forecast from US housing economists stands at 1.15 million starts for 2015, which would be a 14% improvement over last year.

New home construction activity was held back during the quarter by the extreme cold weather conditions experienced across much of the continent this winter, driving softer OSB demand. As a result, benchmark OSB prices remained under pressure in the first quarter. The North Central benchmark OSB price averaged $193 per thousand square feet (Msf) (7/16-inch basis) for the quarter compared to $216 per Msf in the previous quarter and $219 per Msf in the same quarter last year. In the South East region, where more than half of Norbord’s North American OSB capacity is located, benchmark prices averaged $175 per Msf compared to $181 per Msf in the prior quarter and $193 per Msf in the same quarter last year.

In Europe, panel markets continued to experience demand growth in the first quarter, reflecting improving housing markets and continued OSB substitution in the Company’s core geographies, particularly the UK and Germany. However, OSB prices remain under pressure and were down 9% quarter-over-quarter and 18% year-over-year as eastern European supply was redirected toward the west due to the ongoing conflict in the Ukraine and the collapse of the Russian ruble. Prices for the Company’s other products remained steady. As a result, first quarter average panel prices were down 4% from the prior quarter and 9% lower than the same quarter last year.

Performance

North American OSB shipments decreased by 8% quarter-over-quarter, primarily due to fewer fiscal days versus the prior quarter. First quarter shipments were in line with the same quarter last year as improved mill productivity offset a reduced production schedule.

Norbord’s operating North American OSB mills produced at approximately 100% of stated capacity (excluding the two curtailed mills in Huguley, Alabama and Val-d’Or, Quebec) compared to 95% in the prior quarter and 100% in the same quarter last year. Year-over-year, capacity utilization was unchanged as improved productivity was offset by additional production curtailments.

Norbord’s North American OSB cash production costs per unit (before mill profit share) decreased by 3% compared to the prior quarter. Lower resin prices and fewer maintenance shutdown days were partially offset by the impact of fewer fiscal days in the quarter. Unit costs decreased by 4% versus the same quarter last year as increased productivity, lower resin prices and improved raw material usages more than offset the impact of a reduced production schedule.

In Europe, Norbord’s shipments were 6% higher versus the prior quarter and in line with the same quarter last year. The European mills produced at approximately 95% of stated capacity in the quarter compared to 105% in the prior quarter and 110% in the same quarter last year. Capacity utilization declined compared to both comparative quarters primarily due to the previously reported restatement of the 2015 annual capacity at three of the four mills by an aggregate increase of 170 MMsf (3/8-inch basis) to reflect recent capital investments and improved efficiency.

Norbord’s mills delivered Margin Improvement Program (MIP) gains of $7 million in the quarter from improved productivity and raw material use.

Capital investments totaled $10 million in the first quarter and are currently targeted at $70 million for the full year 2015 for the combined company. This year’s planned capital expenditures include further debottlenecking and cost reduction projects under the Company’s multi-year capital reinvestment strategy.

Operating working capital was $100 million at quarter-end compared to $65 million at year-end and $93 million at the end of the same quarter last year. Working capital increased quarter-over-quarter for the usual seasonal reasons, including log inventory builds in North America.

At quarter-end, Norbord had unutilized liquidity of $298 million, consisting of $4 million in cash and $294 million in unused credit lines. At quarter-end, $45 million was drawn under the accounts receivable securitization program. The Company’s tangible net worth was $388 million and net debt to total capitalization on a book basis was 53%. Both ratios remain well within bank covenants.

Dividend

The Board of Directors declared a quarterly dividend of CAD $0.25 per common share, payable on June 21, 2015 to shareholders of record on June 1, 2015.

The amount of future dividends under the Company’s dividend policy, and the declaration and payment thereof, will be based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s existing revolving bank lines and senior notes, as well as broader market and economic conditions, among other factors, and shall be in compliance with applicable law. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends in the future will be equal or similar to the amount described above or that the Board will not decide to suspend or discontinue the payment of cash dividends in the future.

Developments

On March 31, 2015, subsequent to quarter-end, Norbord completed its merger with Ainsworth Lumber Co. Ltd. (Ainsworth). Under the terms of the all-share transaction, Norbord acquired all of the outstanding common shares of Ainsworth and Ainsworth shareholders received 0.1321 of a share of Norbord for each Ainsworth share. Consequently, 31.8 million Norbord common shares were issued to Ainsworth shareholders, bringing the combined company’s total number of shares outstanding to 85.3 million. Ainsworth is now a wholly-owned subsidiary of Norbord.

Subsequent to quarter-end, Norbord amended its $245 million in revolving bank lines to reset the tangible net worth covenant to $450 million to reflect the Ainsworth merger and extend the maturity date for $225 million of the total aggregate commitment to May 2018. The remaining $20 million commitment matures in May 2016. Norbord also increased its accounts receivable securitization program commitment limit from $100 million to $125 million to reflect the Ainsworth merger.

Annual Meeting of Shareholders

Norbord’s Annual Meeting of Shareholders will be held on Tuesday, May 12, 2015 at 10:00 a.m. A live webcast of the meeting will be available and can be accessed via www.norbord.com or www.newswire.ca.

Additional Information

Norbord’s Q1 2015 letter to shareholders, news release, management’s discussion and analysis, consolidated unaudited interim financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders are encouraged to read this material.

Since the Norbord-Ainsworth merger was completed subsequent to quarter-end, Ainsworth’s Q1 2015 management’s discussion and analysis, consolidated unaudited interim financial statements and notes to the financial statements have also been filed under Ainsworth’s profile on SEDAR (www.sedar.com) and are available in the investor section of the Norbord website at www.norbord.com.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Friday, May 1, 2015 at 11:00 a.m. ET. The call will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until May 30, 2015 by dialing 1-888-203-1112 or 647-436-0148. The passcode is 3119307. Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

-end-

Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined in applicable legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, words such as “expect,” “believe,” “forecast,” “likely,” “support,” “target,” “consider,” “continue,” “suggest,” “intend,” “should,” “appear,” “would,” “will,” “will not,” “plan,” “can,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; ability to realize synergies; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable laws, Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 27, 2015 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the December 18, 2014 Joint Management Information Circular and the 2014 Management’s Discussion and Analysis dated January 27, 2015.

Norbord defines Adjusted EBITDA as earnings before finance costs, income taxes, depreciation and other unusual or non-recurring items. Adjusted EBITDA is a non-International Financial Reporting Standards (IFRS) financial measure, does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s 2014 Management Discussion and Analysis dated January 27, 2015 and Q1 2015 Management’s Discussion and Analysis dated April 30, 2015 for a quantitative reconciliation of Adjusted EBITDA to earnings (the most directly comparable IFRS measure).